UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2021

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ⌧

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: August 4, 2021

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK REPORTS SECOND QUARTER 2021 RESULTS

Record results: $67.5 million Revenue, up 82% YoY; 27% Operating margin; Expects continued
growth for the second half of 2021

MIGDAL HAEMEK, Israel – August 4, 2021 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the second quarter of 2021.

Highlights of the Second Quarter of 2021

•	Revenues of $67.5 million, an 82% increase year-over-year;
•	GAAP gross margin of 51.9%; non-GAAP gross margin of 52.1%;
•	GAAP operating income of $17.0 million (25.3% of revenue); non-GAAP operating income of $18.5 million (27.4% of revenue);
•	GAAP net income of $15.7 million; non-GAAP net income of $17.1 million; and
•	Strong positive operating cash flow of $19.9 million.

Forward-Looking Expectations

Management expects continued growth for the second half of 2021 with revenues for the third quarter to be between $69-71 million, implying over 80% growth year-over-year for the first nine months of 2021.

Management Comment

Rafi Amit, Camtek’s CEO, commented, “I am excited by the strong growth in revenue and profitability in the first half of 2021. We are experiencing unprecedented momentum in our business which we expect to continue through the second half of the year. We have a healthy backlog and this provides us visibility of continued strong demand into the beginning of 2022.”

Continued Mr. Amit, “We are in the process of expanding our production capacity to address our customers’ demands and our long-term growth strategy. As a result, we are increasing our inventory levels and headcount to support the heightened demand.”

Second Quarter 2021 Financial Results

Revenues for the second quarter of 2021 were $67.5 million, an increase of 82% compared with the second quarter of 2020.

Gross profit on a GAAP basis in the quarter totaled $35.0 million (51.9% of revenues), compared to a gross profit of $16.9 million (45.8% of revenues) in the second quarter of 2020. Gross profit on a non-GAAP basis in the quarter totaled $35.2 million (52.1% of revenues), compared to $17.0 million (46.1% of revenues) in the second quarter of 2020. The increase in the gross margin was due to the higher revenue level and a more favorable product mix in the quarter.

Operating profit on a GAAP basis in the quarter totaled $17.0 million (25.3% of revenues), compared to an operating profit of $5.4 million (14.6% of revenues) in the second quarter of 2020. Operating profit on a non-GAAP basis in the quarter totaled $18.5 million (27.4% of revenues), compared to $6.4 million (17.2% of revenues) in the second quarter of 2020.

Net income on a GAAP basis in the quarter totaled $15.7 million, or $0.35 per diluted share, compared to net income of $5.3 million, or $0.13 per diluted share, in the second quarter of 2020. Net income on a non-GAAP basis in the quarter totaled $17.1 million, or $0.38 per diluted share, compared to non-GAAP net income of $6.3 million, or $0.16 per diluted share, in the second quarter of 2020.

Cash and cash equivalents and short-term deposits, as of June 30, 2021 were $189.3 million compared to $169.9 million as of March 31, 2021. In addition, there were $10.0 in long-term deposits. During the quarter, Camtek generated $19.9 million in operating cash flow.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, August 4, 2021, at 9:00 am ET (16:00 Israel time).

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the video call please use the following link:

https://us06web.zoom.us/webinar/register/9116273008728/WN_iSUSel1dS0ORFYdMAm8XtQ

For those wishing to listen via phone, please dial: +1-301-715-8592 (United States) or +972 3 978 6688 (Israel) with meeting ID 829 8842 8983. For other dial in numbers, please visit: https://zoom.us/zoomconference.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com the day after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry.

Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end, and up to the beginning of assembly (Post Dicing).

Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Memory, CMOS Image Sensors, MEMS and RF, serving the industry’s leading global IDMs, OSATs and foundries.

Camtek’s world-class sales and customer support infrastructure is organized around eight subsidiaries based in the US, Europe, Japan, China, Hong Kong, Taiwan, Korea and Singapore.
This press release is available at www.camtek.com

This press release contains projections or other statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are only predictions that are based on the current beliefs, expectations and assumptions of Camtek’s management about Camtek’s business, financial condition, results of operations, market trends and other issues addressed or reflected therein, only as of the date they are made. Although we believe that the predictions reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material.  We do not assume any obligation to update that information, except as required by law. Examples of forward-looking statements include: projections of demand, revenues, net income, growth prospects, cost assumptions and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words. These forward-looking statements are subject to risks and uncertainties that may cause actual events or results to differ materially from those projected, including, but not limited to, as a result of the effects of general economic conditions; the effect of the COVID-19 pandemic on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners’ and contractors’ business; the risks relating to the concentration of a significant portion of Camtek's expected business in certain countries, particularly China, from which we expect to generate significant portion of our revenues for the coming few quarters, as well as Taiwan and Korea, including the risks of deviations from our expectations regarding timing and size of orders from customers in these countries; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; increased competition in the industry; price reductions; as well as other risks identified in our Annual Report on Form 20-F and other documents filed by Camtek with the SEC.

This press release provides financial measures that exclude share based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	June 30,	December 31,
	2021	2020
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	80,339	105,815
Short-term deposits	109,000	72,000
Trade accounts receivable, net	60,259	41,001
Inventories	54,346	39,736
Other current assets	4,411	3,366
Total current assets	308,355	261,918

Long-term deposits	10,000	-
Long term inventory	4,694	4,416
Deferred tax asset	-	482
Other assets, net	119	85
Property, plant and equipment, net	20,377	20,398
Intangible assets, net	602	609
	35,792	25,990
Total assets	344,147	287,908

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	32,980	27,180
Other current liabilities	48,348	30,204
Total current liabilities	81,328	57,384

Long term liabilities
Deferred tax liabilities, net	186	-
Other long-term liabilities	3,470	3,260
	3,656	3,260
Total liabilities	84,984	60,644

Commitments and contingencies
Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2021 and at December 31, 2020;
45,804,862 issued shares at June 30, 2021 and 45,365,354 at December 31, 2020;
43,712,486 shares outstanding at June 30, 2021 and 43,272,978 at December 31, 2020;	172	171
Additional paid-in capital	173,383	170,497
Retained earnings	87,506	58,494
	261,061	229,162
Treasury stock, at cost (2,092,376 as of June 30, 2021 and December 31, 2020)	(1,898)	(1,898)
Total shareholders' equity	259,163	227,264
Total liabilities and shareholders' equity	344,147	287,908

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	124,802	67,179	67,450	37,000	155,859
Cost of revenues	60,831	36,679	32,456	20,057	82,628

Gross profit	63,971	30,500	34,994	16,943	73,231

Research and development costs	11,244	8,884	5,766	4,754	19,575
Selling, general and administrative expenses	21,288	13,338	12,188	6,779	31,032
	32,532	22,222	17,954	11,533	50,607

Operating income	31,439	8,278	17,040	5,410	22,624

Financial income, net	562	651	176	276	775

Income before taxes	32,001	8,929	17,216	5,686	23,399

Income tax expense	(2,989)	(841)	(1,564)	(378)	(1,621)

Net income	29,012	8,088	15,652	5,308	21,778

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	U.S. dollars		U.S. dollars		U.S. dollars

Net income per ordinary share:

Basic net earnings	0.67	0.21	0.36	0.14	0.55

Diluted net earnings	0.65	0.20	0.35	0.13	0.54

Weighted average number of ordinary shares outstanding (in thousands):

Basic	43,450	38,877	43,609	39,033	39,383

Diluted	44,612	39,785	44,750	39,945	40,372

Camtek Ltd.
Reconciliation of GAAP to Non-GAAP results

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	29,012	8,088	15,652	5,308	21,778

Share-based compensation	2,681	1,768	1,470	951	4,224
Non-GAAP net income	31,693	9,856	17,122	6,259	26,002

Non–GAAP net income per diluted share	0.71	0.25	0.38	0.16	0.63

Gross margin on GAAP basis	51.3%	45.4%	51.9%	45.8%	47.0%
Reported gross profit on GAAP basis	63,971	30,500	34,994	16,943	73,321
Share-based compensation	301	189	173	103	429
Non- GAAP gross margin	64,272	30,689	35,167	17,046	73,750
Non-GAAP gross profit	51.5%	45.7%	52.1%	46.1%	47.3%

Reported operating income attributable to Camtek Ltd. on GAAP basis	31,439	8,278	17,040	5,410	22,624
Share-based compensation	2,681	1,768	1,470	951	4,224
Non-GAAP operating income	34,120	10,046	18,510	6,361	26,848